SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CRESCENT FINANCIAL BANCSHARES, INC.*
(Exact name of registrant as specified in its charter)

Delaware	45-2915089
(State of incorporation or organization)	(IRS Employer Identification No.)

3600 Glenwood Avenue, Suite 300 Raleigh, North Carolina	27612
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be so Registered
Common Stock, Par Value $0.001 per share	The NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: N/A

*The company name will change to “VantageSouth Bancshares, Inc.” effective July 22, 2013.

Item 1.    Description of Securities to be Registered.

This Registration Statement on Form 8-A is being filed by Crescent Financial Bancshares, Inc., a Delaware corporation (the “Company”), in connection with the registration of its common stock, par value $0.001 per share (the “Common Stock”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the transfer of the listing of its Common Stock from the NASDAQ Global Select Market to The NYSE MKT LLC (the “NYSE MKT”).

In accordance with the Delaware General Corporation Law (“DGCL”) and the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the Company’s stockholders approved on May 28, 2013 a Certificate of Amendment that would change the name of the Company to “VantageSouth Bancshares, Inc.” The Company anticipates effecting this Certificate of Amendment immediately prior to the transfer of the listing of its Common Stock to the NYSE MKT on July 22, 2013. Upon the listing of its Common Stock on the NYSE MKT, the Company’s stock will trade under the stock symbol “VSB.”

The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of 75,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of preferred stock (the “Preferred Stock”). The Common Stock is governed by the Company's Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) filed by the Company with the State of Delaware and its Amended and Restated Bylaws (the “Bylaws”), effective as of November 15, 2011, and as they may have been amended thereafter.

The following summary is subject to and qualified by the full terms of the Company’s Certificate of Incorporation, its Bylaws, and the DGCL.

Description of the Company’s Common Stock

General.

As of June 30, 2013, there were 46,038,808 shares of Common Stock issued and outstanding, held of record by approximately 1,041 stockholders. In addition, as of June 30, 2013, (i) 290,698 shares of the Company’s Common Stock were reserved for issuance upon exercise of outstanding stock options that were exercisable on that date (or within 60 days of that date) and (ii) 1,348,398 shares of the Company’s Common Stock are reserved for issuance upon exercise of two warrants to purchase shares of Common Stock held by the U.S. Department of the Treasury (the “Treasury”). Outstanding shares of the Company’s Common Stock are validly issued, fully paid and non-assessable.

Preemptive Rights; Terms of Conversion; Sinking Fund; and Redemption Provision.

The Company’s Common Stock does not have preemptive rights, conversion rights, sinking fund or redemption provisions.

Voting Rights.

Each holder of Common Stock is entitled to cast one vote for each share of Common Stock held of record on all matters submitted to a vote of the stockholders, unless such matter relates solely to the terms of one or more classes of preferred stock, in which case holders of Common Stock may only vote as permitted by Delaware law. Stockholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast.

Liquidation Rights.

In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s Common Stock are entitled to share equally on a per share basis in all of the Company’s assets remaining after payment of debts and the liquidation preference of any then outstanding preferred stock. Because the Company is a bank holding company, its rights and the rights of the Company’s creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that the Company may itself be a creditor with recognized claims against its subsidiary.

Dividend Rights.

Holders of the Company’s Common Stock are entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property of the Company as may be declared by the Company’s Board from time to time out of the Company’s assets or funds legally available for that purpose.

The ability of the Company’s Board to declare and pay dividends on the Common Stock is subject to the terms of applicable Delaware law, banking regulations and the terms of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) and its Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). The Company’s principal source of income is cash dividends and management fees received from its subsidiary bank, VantageSouth Bank (the “Bank”). Therefore, the ability of the Company to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay under both North Carolina and federal banking laws. North Carolina commercial banks and insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, the Company may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under the Company’s junior subordinated debentures. The declaration and payment of future dividends to holders of the Company’s Common Stock will also depend upon its future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors as the Company’s Board may deem relevant.

Transfer Agent and Registrar.

At present, the transfer agent and registrar for the Company’s Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Restrictions on Ownership.

The Bank Holding Company Act of 1956 (the “BHCA”) requires any “bank holding company,” as defined in the BHCA to obtain the approval of the Federal Reserve Board before acquiring 5% or more of the Company’s Common Stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of the Company’s Common Stock under the Change in Bank Control Act. Any holder of 25% or more of the Company’s voting Common Stock, a holder of 33% or more of the Company’s total equity or a holder of 5% or more of the Company’s Common Stock if such holder otherwise exercises a “controlling influence” over the Company, is subject to regulation as a bank holding company under the BHCA.

Description of the Company’s Preferred Stock

General.

The Company’s Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, no par value per share, of which 24,900 shares have been designated as the Series A Preferred Stock, and 17,949 shares have been designated as the Series B Preferred Stock. The remaining shares of preferred stock remain undesignated. As of June 30, 2013, there were 24,900 shares of the Company’s Series A Preferred Stock, and 17,949 shares of its Series B Preferred Stock, issued and outstanding, respectively. Neither the Series A Preferred Stock nor the Series B Preferred Stock are listed on any exchange. Outstanding shares of Series A Preferred Stock and Series B Preferred Stock are validly issued, fully paid and non-assessable.

The Company’s Certificate of Incorporation, subject to certain limitations, authorizes the Company’s Board to provide by resolution, and without further stockholder action, for the issuance of shares of preferred stock, in one or more classes or series, and to fix the voting powers, designations, powers, preferences and relative rights of the shares as well as any qualifications, limitations or restrictions.

The Series A Preferred Stock and the Series B Preferred Stock

General.

On January 9, 2009, pursuant to the Treasury’s CPP, the Company issued and sold 24,900 shares of its Series A Preferred Stock to the Treasury. On April 1, 2013, as a material term of its merger with ECB Bancorp, Inc. (“ECB”), the Company agreed to convert the 17,949 shares of preferred stock issued to the Treasury by ECB on January 16, 2009 into shares of its Series B Preferred Stock. As both the Series A Preferred Stock and the Series B Preferred Stock were issued to the Treasury as part of the Troubled Asset Relief Program Capital Purchase Program (“TARP CPP”), the Company’s two series of preferred stock have identical rights, terms, and conditions.

The Series A Preferred Stock and Series B Preferred Stock each have a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock and the Series B Preferred Stock have preferential dividend and liquidation rights over holders of the Company’s Common Stock. Each of the Series A Preferred Stock and the Series B Preferred Stock pay cumulative dividends at a rate of 5% per year for the first five years, and thereafter 9% per year. The Series A Preferred Stock and the Series B Preferred Stock are each non-voting, except in limited circumstances described below. So long as the Company’s Series A Preferred Stock or its Series B Preferred Stock are outstanding, the Company may not repurchase or otherwise acquire any of its outstanding Common Stock unless it is current in its dividend payments on its two series of outstanding preferred stock. The Company may not redeem the Series A Preferred Stock or the Series B Preferred Stock without the prior approval of the Company’s primary federal regulator.

Preemptive Rights; Terms of Conversion; Sinking Fund; and Redemption Provisions.

Neither the Series A Preferred Stock nor the Series B Preferred Stock is subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock or the Series B Preferred Stock have no right to require the conversion, redemption or repurchase of any shares of the Company’s preferred stock.

The Company may redeem either the Series A Preferred Stock or the Series B Preferred Stock, subject to the approval of the appropriate federal banking agency in certain circumstances, in whole or in part, at any time and from time to time. If fewer than all of the outstanding shares of the Series A Preferred Stock or the Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata or in such other manner as the Company’s Board may determine to be fair and equitable. Shares of the Series A Preferred Stock or the Series B Preferred Stock that the Company redeems, repurchases or otherwise acquires will be cancelled and will revert to authorized but unissued shares of the Company’s preferred stock.

Voting Rights.

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock and the Series B Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends.

If the dividends on either the Series A Preferred Stock or the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of the Company’s directors will automatically increase by two and the holders of Series A Preferred Stock and the Series B Preferred Stock, as applicable, together with the holders of any other outstanding parity stock with like voting rights, referred to as “voting parity stock,” voting as a single class, will be entitled to elect two members of the Company’s Board (the “preferred stock directors”) at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause the Company to violate the corporate governance requirements of any exchange on which the Company’s securities may be listed. Upon the termination of the right of the holders of Series A Preferred Stock, Series B Preferred Stock and other voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will cease to be qualified as directors, their term of office will terminate immediately and the number of the Company’s authorized directors will be reduced by two directors. The holders of a majority of shares of Series A Preferred Stock, Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, as well as fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights.

So long as any shares of Series A Preferred Stock or Series B Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by the Company’s Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series A Preferred Stock or the Series B Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

•
any amendment or alteration of the Company’s Certificate of Designations for either the Series A Preferred Stock or the Series B Preferred Stock that would authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to either outstanding series of the Company’s preferred stock with respect to payment of dividends and/or distribution of assets on the Company’s liquidation, dissolution or winding up;

•
any amendment, alteration or repeal of any provision of the Company’s certificate of designations for either the Series A Preferred Stock or the Series B Preferred Stock that would adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock or Series B Preferred Stock; or

•
any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock, the Series B Preferred Stock or of a merger or consolidation of the Company with another entity, unless the shares of Series A Preferred Stock and Series B Preferred Stock remain outstanding following any such transaction or, if the Company is not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of Series A Preferred Stock, Series B Preferred Stock, or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Stock or Series B Preferred Stock, taken as a whole.

With respect to each action described above, each holder of Series A Preferred Stock or Series B Preferred Stock will be entitled to one vote for each share of Series A Preferred Stock or Series B Preferred Stock held.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock or Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by the Company for the benefit of the holders of Series A Preferred Stock or Series B Preferred Stock to effect the redemption.

Liquidation Rights.

If the Company voluntarily or involuntarily liquidates, dissolves or winds up its affairs, the holders of Series A Preferred Stock and the Series B Preferred Stock will be entitled to receive a liquidation preference equal to $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of Series A Preferred Stock and Series B Preferred Stock will be entitled to receive the liquidation preference out of the Company’s assets or proceeds that are available for distribution to stockholders, subject to the rights of any of the Company’s creditors, but before any distribution of assets is made to holders of the Company’s Common Stock and any other shares ranking, as to that distribution, junior to the Series A Preferred Stock or the Series B Preferred Stock.

If the Company’s assets or proceeds are not sufficient to pay the total liquidation preference in full to all holders of Series A Preferred Stock, Series B Preferred Stock and all holders of other shares of stock ranking equally with the Series A Preferred Stock or the Series B Preferred Stock, holders of the Series A Preferred Stock, Series B Preferred Stock and parity stock will share ratably in any distribution in proportion to the full respective distributions to which such stockholders are entitled. If the liquidation preference per share of each of the Series A Preferred Stock and the Series B Preferred Stock has been paid in full to the holders of each series of preferred stock and other shares of parity stock, the holders of the Company’s Common Stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock and the Series B Preferred Stock will be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences. For purposes of the liquidation rights, the merger or consolidation of the Company with any other corporation or other entity, including a merger or consolidation in which the holders of Series A Preferred Stock and/or Series B Preferred Stock receive cash, securities or other property for their shares, or the sale lease or exchange (for cash, securities or other property) of all or substantially all of the Company’s assets, will not constitute a liquidation, dissolution or winding up of the Company’s affairs.

Dividend Rights.

The holders of the Series A Preferred Stock and the Series B Preferred Stock are entitled to receive, if, as and when declared by the Company’s Board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share with respect to each dividend period during the five year period following the date of issuance of each series of preferred stock and 9% per share thereafter on (i) the liquidation preference of $1,000 per share of each of the Series A Preferred Stock and the Series B Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such shares, if any.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock and the Series B Preferred Stock are payable to the holders of record of shares of each series of preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Company’s Board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

Dividends on each of the Company’s outstanding series of preferred stock are cumulative. If for any reason the Company’s Board does not declare a dividend on the Series A Preferred Stock or the Series B Preferred Stock for a particular dividend period, or if the Company’s Board declares less than a full dividend, the Company is obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods). The Company is required to provide written notice to the holders of shares of its outstanding series of preferred stock prior to the applicable dividend payment date if the Company determines not to pay any dividend or a full dividend with respect to the Series A Preferred Stock or the Series B Preferred Stock.

The Company is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit their payment.

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock and the Series B Preferred Stock will each rank (i) senior to the Company’s Common Stock and all other equity securities designated as ranking junior to the Series A Preferred Stock and the Series B Preferred Stock and (ii) at least equally with all other equity securities designated as ranking on a parity with the Series A Preferred

Stock and the Series B Preferred Stock, with respect to the payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.

So long as any share of either the Series A Preferred Stock or the Series B Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all past dividend periods have been contemporaneously declared and paid in full, no dividend or distribution may be declared or paid on shares of Common Stock or any other shares of junior stock or parity stock, other than a dividend payable solely in shares of Common Stock. In addition, the Company may not purchase, redeem or otherwise acquire for consideration any shares of Common Stock, other junior stock or parity stock unless all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Stock and the Series B Preferred Stock are fully paid, other than: (i) redemptions, purchases or other acquisitions of shares of Common Stock or other junior stock in connection with the administration of the Company’s employee benefit plans in the ordinary course of business and consistent with past practice; (ii) any dividends or distributions of rights of junior stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (iii) the Company’s acquisition of record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and (iv) the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock, but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before either of the issuance dates for the series of preferred stock or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock.

On any dividend payment date for which full dividends on the Series A Preferred Stock, the Series B Preferred Stock and any other parity stock are not paid, or declared and funds set aside therefor, all dividends declared on the Series A Preferred Stock, the Series B Preferred Stock and any other parity stock will be declared pro rata among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Company’s Board may be declared and paid on any of the Company’s securities, including Common Stock and other junior stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock or Series B Preferred Stock will not be entitled to participate in any such dividends.

Transfer Agent and Registrar.

The transfer agent and registrar for the Company’s Series A Preferred Stock and its Series B Preferred Stock is Broadridge Corporate Issuer Solutions, Inc.

Restriction on Ownership.

Any holder of 33% or more of the Company’s total equity, or a holder of the Company’s Series A Preferred Stock or its Series B Preferred Stock if such holder otherwise exercises a “controlling influence” over Company, is subject to regulation as a bank holding company under the BHCA.

Treasury Warrant

General.

In connection with Treasury’s purchase of the Company’s Series A Preferred Stock, the Company issued to Treasury a warrant exercisable for 833,705 shares of the Company’s Common Stock (subject to adjustment as described below) at an initial exercise price of $4.48 per common share (the “Crescent Warrant”). As a material term of the Company’s merger with ECB, the Company assumed ECB’s obligations to the Treasury pursuant to ECB’s participation in the TARP CPP. Accordingly, at the closing of the merger with ECB, the Company issued a warrant to purchase 514,693 shares of the Company’s Common Stock at an initial exercise price of $5.231 (the “ECB Warrant”, and, together with the Crescent Warrant, the “Warrants”) to the Treasury.

The Warrants are currently exercisable at any time by surrender of the Warrants, notice of exercise, and payment of the exercise price for the shares of Common Stock for which the Warrants are being exercised. The exercise price may be paid either by the Company’s withholding of such number of shares of Common Stock issuable upon exercise of the Warrants equal in value to the aggregate exercise price of the Warrants determined by reference to the market price of the Company’s Common Stock on the trading day on which the Warrants are exercised and notice of exercise is delivered to the Company or, if agreed to by the Company and Treasury, by the payment of cash.

Rights as a Stockholder.

Treasury will not have any rights provided to the holders of the Company’s Common Stock, including any voting or dividend rights, until (and then only to the extent) either of the Warrants have been exercised.

Transferability.

The Warrants and all rights under the Warrants are transferable in whole or in part.

Adjustments to the Warrants.

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications, and Combinations. If the Company (i) pays a dividend or makes a distribution on its Common Stock in shares of Common Stock, (ii) subdivides or reclassifies outstanding shares of the Company’s Common Stock into a greater number of shares or (iii) combines or reclassifies the Company’s outstanding shares of Common Stock into a smaller number of shares, the number of shares of Common Stock issuable upon exercise of the Warrants at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification will be proportionately adjusted so that after such date Treasury will be entitled to purchase the number of shares of the Company’s Common Stock that such holder would have owned or been entitled to receive in respect of the shares of the Company’s Common Stock subject to the Warrants after such date had the Warrants been exercised immediately prior to such date.

Other Distributions. If the Company declares any dividends or distributions other than those described above or the Company’s historical, ordinary cash dividends, the exercise price of the Warrants will each be adjusted to reflect such a distribution.

Certain Repurchases. If the Company effects a pro rata repurchase of Common Stock, then both the number of shares issuable upon exercise of each of the Warrants and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation, statutory share exchange or similar transaction involving the Company and requiring stockholder approval, Treasury’s right to receive shares of the Company’s Common Stock upon exercise of each of the Warrants will convert into the right to exercise each of the Warrants for the consideration that would have been payable to Treasury with respect to the shares of Common Stock for which each of the Warrants may be exercised, as if each of the Warrants had been exercised prior to such merger, consolidation, statutory share exchange or similar transaction.

Certain Restrictions in the Certificate of Incorporation Having Potential Anti-Takeover Effect

General.

The following is a summary of the material provisions of the Company’s Certificate of Incorporation and the Company’s Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the Company’s Board (including takeovers that certain stockholders may deem in their best interests). These provisions could also delay or prevent the removal of incumbent directors or the assumption of control by certain stockholders.

Issuance of Additional Shares.

The Company’s Board may issue additional authorized shares of its capital stock to deter future attempts to gain control of the Company. Further, the Company’s Certificate of Incorporation, subject to certain limitations, authorizes the Company’s Board to provide, by resolution and without further stockholder action, for the issuance of shares of preferred stock in one or more classes or series, to establish the number of shares to be included in each such class or series and to fix the voting powers, designations, powers, preferences and other rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. As a result of its ability to take such actions without stockholder approval, the Company’s Board could dilute or otherwise adversely affect the voting power of the holders of Common Stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

Amendment of Bylaws.

Subject to certain restrictions described below, either a majority of the Company’s Board or a majority of the Company’s stockholders may adopt, amend or repeal the Company’s Bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the Company’s Board unless the Company’s Certificate of Incorporation or a bylaw adopted by the stockholders authorizes the Board to adopt, amend or repeal that particular bylaw or the Company’s Bylaws generally. The Company’s stockholders may generally adopt, amend or repeal the Company’s Bylaws in accordance with the DGCL.

Item 2.     Exhibits.

The following exhibits are included with this report or incorporated herein by reference:

Number	Exhibit

3.1
Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 16, 2011).

3.2	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, as amended (Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013).
3.3
Amended and Restated Bylaws of Crescent Financial Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 16, 2011).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2013	CRESCENT FINANCIAL BANCSHARES, INC.

	By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Exhibit

3.1
Amended and Restated Certificate of Incorporation of Crescent Financial Bancshares, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 16, 2011).

3.2	Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, as amended (Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013).
3.3
Amended and Restated Bylaws of Crescent Financial Bancshares, Inc., as amended (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K12G3 filed with the Securities and Exchange Commission on November 16, 2011).